Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

GRANT OF OPTIONS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”).

Semiconductor Manufacturing International Corporation (the “Company”) announces that on 7 May 2013, an aggregate of 24,367,201 share options (“Options”) to subscribe for ordinary shares of par value US$0.0004 each in the capital of the Company (the “Shares”) were conditionally granted, subject to acceptance of the grantees and compliance with applicable laws and regulations, under its 2004 Stock Option Plan adopted on 18 March 2004 (the “Share Option Scheme”). If any grant of the Options as detailed below has not been accepted by any particular grantee or is not otherwise in compliance with any applicable laws and regulations, such grant in respect of the particular grantee would not proceed or be effective for legal and regulatory purposes. The following are the details of the Options granted:

Date of Grant:	7 May 2013
Exercise price of the Options
HK$ 0.592 per Share
(being the higher of (a) the closing
market price of the Shares on the
Stock Exchange as stated in the
daily quotation sheet of the Stock
Exchange (the “Closing Price”) on 7
May 2013, being HK$0.590 and (b)
the average Closing Price for the
period from 29 April 2013 to 6 May
2013 (both days inclusive), being
HK$0.592)

Number of Options granted:	24,367,201 Options
Closing price of the Shares on the date of grant:	HK$0.590 per Share
Validity period of the Options:	The Options are valid for a period of 10 years commencing on 7 May 2013, subject to earlier termination as provided under the Share Option Scheme and applicable award documents.

None of the grantees is a director, chief executive or substantial shareholder of the Company or any of their respective associates (as defined under the Listing Rules).

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
7 May 2013

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.